October 18, 2010

Via EDGAR and Facsimile

Mr. Jeff Jaramillo

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               The Manitowoc Company, Inc.

Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 1-11978

Dear Mr. Jaramillo:

The Manitowoc Company, Inc. (the “Company”) has set forth below its response to the remaining open comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 30, 2010 (the “Comment Letter”), with respect to the above-referenced filing on Form 10-K.  The referenced Staff comment was supplemented by a telephone conversation between several members of the Staff and the Company that occurred on August 27, 2010 and by a telephone conversation between several member of the Staff and the Company and certain of the Company’s advisers on October 5, 2010.  The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the Comment Letter, and following such comment is the Company’s response (in regular type).

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 1.  Company and Basis of Presentation, page 48

2.                                      [I]n future filings in which you present previously issued financial statements that include corrections of an error, to help investors clearly identify the impact of the restatements, please label all columns and captions that were impacted by the restatement as “Restated”.

The Company has considered the requirements of ASC 250 “Accounting Changes and Error Corrections” and the guidance contained in “Staff Accounting Bulletin No. 108 Frequently Asked Questions” issued by the Center for Audit Quality of the AICPA (2007) (the “FAQs”).  After discussing the foregoing requirements and guidance with the Staff and receiving further input from the Staff, the Company intends to provide the following disclosure enhancements:

On the face of the financial statements in future filings that include adjustments to prior periods to correct immaterial errors, the Company will insert an asterisk after each line item that was revised and will also footnote the asterisk by referring the reader to Note 1.  Furthermore, in Note 1, the Company will (a) insert the title “Prior Period Adjustments” in bold before the discussion of the revisions in the body of the Note; (b) expand the Note to reflect the wording used in Note 1 in the Company’s Annual Report on Form 10-K for the fiscal year ended 2009 and identifying each line item of the financial statements that was revised; and (c) include the pre-tax effect of the revisions in addition to the net-of-tax effects presented.

*     *     *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (920) 652-1720.

Very truly yours,

THE MANITOWOC COMPANY, INC.

By:	/s/ Carl J. Laurino
Carl J. Laurino
Senior Vice President and Chief Financial Officer

Enclosure

cc:                                 Jill Davis

Kevin Kuhar

Dennis C. Hult

Securities and Exchange Commission